FOR IMMEDIATE RELEASE	TSX:SLW
March 31, 2015	NYSE:SLW

SILVER WHEATON PROVIDES DETAILS OF ANNUAL AND
SPECIAL MEETING OF SHAREHOLDERS AND FILES FORM 40-F

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces that its Form 40-F report has been filed with the Securities and Exchange Commission and is available on EDGAR. The Company’s 2014 audited financial statements, along with its Form 40-F, are also available on the Company’s website at www.silverwheaton.com.

Shareholders may also receive a copy of Silver Wheaton's audited financial statements, without charge, upon request to Silver Wheaton's Investor Relations Department, Suite 3150, 666 Burrard St., Vancouver, British Columbia, Canada V6C 2X8 or to info@silverwheaton.com.

Annual and Special Meeting of Shareholders
Silver Wheaton will hold its Annual and Special Meeting of Shareholders in the Mackenzie Ballroom of the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, Canada, on Thursday May 21, 2015, at 1:00 p.m. Pacific Time.

A live audio webcast of the Annual Meeting of Shareholders will be available at www.silverwheaton.com and will also be archived for later access.

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world. Based upon its current agreements, forecast 2015 estimated annual attributable production is approximately 43.5 million silver equivalent ounces1, including 230,000 ounces of gold. By 2019, estimated annual attributable production is anticipated to increase significantly to approximately 51 million silver equivalent ounces1, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Vale’s Salobo mine and Hudbay’s Constancia project.

1 Silver equivalent production forecast assumes a gold/silver ratio of 72:1

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine,  projected changes to Silver Wheaton’s production mix, the anticipated increases in total throughput at the Salobo mine, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production), costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results,  level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules and Silver Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton’s acquisition strategy, risks related to the market price of Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Silver Wheaton’s Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency, the estimate of the carrying value of the precious metal purchase agreements (as defined in the Annual Information Form) and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com